Mail Stop 4561

December 26, 2007

Mr. Daniel G. Cohen
Chief Executive Officer and Trustee
RAIT Financial Trust.
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

>   **Re: RAIT Financial Trust**
>   **Form 10-K for the year ended December 31, 2006**
>   **Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and**
>   **September 30, 2007**
>   **File No. 1-14760**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended September 30, 2007

Note 3 – Investments in Securities, page 9

1. Please tell us and describe the underlying assets that caused you to record asset impairment in the amount of $335 million. Tell us whether the underlying assets within the underlying available for sale securities were related to sub-prime loans. Also, tell us what your exposures to sub-prime loans are within your Investments

in securities and Investments in mortgages and loans. We may have further comment.

2. Please tell us how you determined that this impairment occurred in the quarter ended September 30, 2007 and not a prior period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Performance Measures, page 32

3. Please revise your non-GAAP financial measure entitled "Adjusted earnings" to remove your asset impairment as we believe this represents a recurring item as defined in Item 10(e)(1)(ii)(B) of Regulation S-K or tell us why this is not necessary.

4. Also, please revise the non-GAAP financial measure entitled "Adjusted earnings" to provide all of the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief